December 17, 2024

Massimiliano Chiara
Executive VP and CFO, Executive Director
International Game Technology PLC
10 Finsbury Square, Third Floor
London EC2A 1AF
United Kingdom

       Re: International Game Technology PLC
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 6-K dated November 12, 2024
           File No. 001-36906
Dear Massimiliano Chiara:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 6-K dated November 12, 2024
Exhibit 99.1
Third Quarter 2024 Financial Highlights, page 3

1. You discuss the changes in adjusted EBITDA and adjusted EBITDA margin in this section and in the "Nine Months Ended September 30, 2024 Financial Highlights"
       below without a discussion of the changes in their most directly comparable GAAP measures. Please revise your disclosure to also discuss the changes in net income and net income as a percentage of total revenue over the reporting periods. Refer to Item
       100(a) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 17, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services